KOBELCO | KOBE STEEL, LTD.
TOKYO HEAD OFFICE
9-12, Kita-Shinagawa 5-chome, Shinagawa-ku, TOKYO 141-8688 JAPAN

02034219

02 MAY 20 AM 10:01

May 15, 2002

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kawasaki Steel and Kobe Steel to form welding alliance"

Thank you for your assistance in handling it as required.

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

Sincerely yours,

5/20

Yoshio Kato
Structured Finance Section
Finance Department
Kobe Steel, Ltd.

File number : 82-3371

NEWS RELEASE

Kawasaki Steel Corporation
Kobe Steel, Ltd.

Kawasaki Steel and Kobe Steel to form welding alliance

TOKYO (May 15, 2002) - Kawasaki Steel Corporation and Kobe Steel, Ltd. announced today they would form an alliance to strengthen their welding businesses. The collaboration will cover research and development of welding consumables, production and procurement. A study committee consisting of members from both companies will be set up to explore specific areas for collaboration. Plans call for the signing of the final agreement within one year.

The areas under consideration at this time are 1) joint research and development on welding consumables for steel pipe and plate, 2) cross-production, and 3) joint procurement of raw materials for welding consumables.

Since the 1960s, Kobe Steel has maintained a strong, close relationship with NKK Corporation in the joint R&D of welding consumables for steel pipe and plate, because NKK has no welding business of its own. As a result, Kobe Steel is currently the primary supplier of welding consumables to NKK.

Over the past year, Kawasaki Steel and NKK have announced plans to operate under JFE Holdings, Inc., which is to be established in September 2002. In April 2003, the two companies plan to consolidate their operations under the business segments of the new company.

On this background, NKK, Kawasaki Steel and Kobe Steel began discussions on the welding business. They decided it would work out best for Kawasaki Steel and Kobe Steel to cooperate in joint R&D on welding consumables, as product quality can be greatly affected by the welding consumables and welding technologies. In addition to welding consumables for pipe and plate, both companies agreed to explore cooperative relationships covering broader areas to improve their respective welding businesses. This led to consideration of an alliance covering welding R&D, production and procurement.

-more-

Profile of Kawasaki Steel's Welding Business

Sales:	3.6 billion yen (in fiscal 2001)
Products:	Covered welding electrodes, MAG and MIG solid welding wires, flux-cored welding wires, solid welding wires, and submerged arc welding wires and fluxes
Facilities:	Chiba Works (Chiba), Mizushima Works (Okayama)
Scope of business:	R&D and production by Kawasaki Steel, marketing by Kawatetsu Welding Rod Co., Ltd.

Profile of Kawatetsu Welding Rod Co., Ltd.

President:	Takumi Ishizaki
Head office:	River Kuramae Building, 2-17-4 Kuramae, Taito-ku, Tokyo
Employees:	46
Sales:	5.1 billion yen (fiscal 2001)

Profile of Kobe Steel's Welding Business

Sales:	42 billion yen (in fiscal 2001)
Products:	Covered welding electrodes, MAG & MIG solid welding wires, flux-cored welding wires, solid welding wires, submerged arc welding wires and fluxes, and welding robot systems
Facilities:	Ibaraki Plant (Osaka), Saijo Plant (Hiroshima), Fukuchiyama Plant (Kyoto), Fujisawa Industrial Operations (Kanagawa)
Employees:	692
Overseas locations:	South Korea, Malaysia, Singapore, Thailand, Indonesia, United States, Netherlands
Scope of business:	Integrated operations ranging from R&D and production to marketing

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Media Contacts

Kawasaki Steel Corporation
Public Relations Section
Tel ++81.3.3597.3161

Kobe Steel, Ltd.
Gary Tsuchida
Communication Center
Tel ++81.3.5739-6010